January 4, 2012

Mr. Brian Cascio

Accounting Branch Chief

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cirrus Logic, Inc. Form 10-K for the fiscal year ended March 26, 2011 Filed on May 25, 2011 File No. 000-17795

Dear Mr. Cascio:

The purpose of this letter is to respond to your December 20, 2011 letter in which you communicated certain comments regarding our Form 10-K for the year ended March 26, 2011. To assist you in reviewing our responses, we will precede each response with a copy (in italicized type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended March 26, 2011

Note 9. Legal Matters, page 52

1.	We reference the disclosure on page 52 that “charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these potential claims or litigation, we cannot predict the ultimate outcome with certainty.” Please note that the guidance in FASB ASC 450-10 does not require you to estimate the ultimate outcome with certainty. Please tell us how your disclosure is consistent with the guidance from FASB ASC 450-20-50-3 and 50-4.

Cirrus response:

We respectfully advise the Staff that pursuant to ASC 450, we regularly evaluate, on at least a quarterly basis, the status of legal proceedings in which we are involved to assess whether a loss is probable and reasonably estimable and determine if accruals are appropriate under ASC 450-20-25-2. We further evaluate each legal proceeding to assess whether disclosure is warranted if there is a reasonable possibility of loss under ASC 450-20-50-3. These assessments often involve a series of complex judgments about future events and focus on, but are not limited to, the following factors: (i) the stage of each proceeding; (ii) any damages sought; (iii) whether the damages are unsupported and/or exaggerated; (iv) whether there is uncertainty as to the outcome of pending appeals or motions; (v) whether there are significant factual issues to be resolved; and/or (vi) whether the matters involve novel legal issues, unsettled legal theories or a large number of parties. As a result of this assessment, management concludes (i) whether accruals are required if there is a probable loss, under ASC 450-20-25-2, (ii) whether there is a reasonable possibility of a loss and whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, or (iii) if an estimate cannot be made. Based on this evaluation, the Company will make the applicable disclosures.

We believe that our current disclosures are appropriate. However, in light of the staff’s comments, if it is not reasonably possible to provide a meaningful estimate of the possible loss or range of possible loss, the Company intends to clarify our disclosure in future filings by adding language to the following effect:

We are involved in a number of legal proceedings concerning matters arising in connection with the conduct of our business activities. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. We regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate.

For certain cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties. For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition. However, the ultimate resolutions of these various proceedings and matters are inherently difficult to predict; as such, our operating results could be materially affected by the unfavorable resolution of one or more of these proceedings or matters for any particular period, depending, in part, upon the operating results for such period.

Note 15. Income Taxes, page 60.

2.	We note that the deferred tax asset valuation allowance decreased $157.8 million in fiscal 2011 and that deferred tax assets comprise a significant amount of total assets as of March 26, 2011. Please tell us the factors that resulted in the significant decrease to the deferred tax asset valuation allowance in fiscal 2011 and how you were able to conclude that it is more likely than not that you will be able to generate sufficient taxable income to realize deferred tax assets. Please discuss your consideration of all available evidence, both positive and negative, you evaluated. Refer to FASB ASC 740-10-30.

Cirrus response:

We respectfully advise the Staff that the Company reduced the valuation allowance on its deferred tax assets during fiscal year 2011 based on the consideration of the factors in ASC 740-10-30-17 and ASC 740-10-30-18. For purposes of our evaluation, the Company primarily considered future taxable income exclusive of reversing temporary differences and carryforwards as the primary source of taxable income. The Company considered available evidence, both positive and negative. The positive evidence at that time of the evaluation included the following: (i) the Company had recorded net income before taxes for fiscal year 2011 and the previous two fiscal years, with net income increasing in each year; (ii) the Company’s internal operating forecast projected future taxable income in future periods based on the anticipated continued success of several products that had generated significant levels of revenue over the previous two years, and (iii) the Company had begun utilizing its net operating loss carryforwards on a tax basis for fiscal year 2010. The negative evidence included: (i) the cyclical nature of the semiconductor industry that has impacted the Company’s results negatively in the past, and (ii) the Company’s reliance on a large customer. In evaluating the positive and negative factors, the Company concluded that its forecasted operating performance coupled with its historical results over the previous three years was sufficient positive evidence to reduce the valuation allowance recorded against its deferred tax assets.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

To expedite any further communication of these matters, please contact me at (512)851-4547 or Scott Thomas, our Vice President and General Counsel, at (512)851-4950 with any further questions or comments. In addition, please send any follow-up correspondence to my attention at the address on file.

Please do not hesitate to contact me with any questions or comments.

Very truly yours,

CIRRUS LOGIC, INC.

/s/ Thurman K. Case

Thurman K. Case

Vice President Finance and Chief Financial Officer

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